Seward & Kissel LLP
1200 G Street, N.W.
Suite 350
Washington, D.C. 20005

                                                                  December 29, 2010

VIA EDGAR

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aegis Value Fund, Inc.
File Nos.: 333-49241 and 811-09174

Dear Ms. Browning:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 16 to the registration statement (“Registration Statement”) of Aegis Value Fund, Inc. (the “Fund”). The Post-Effective Amendment was filed with the SEC on October 29, 2010.  The Staff’s comments were provided to Young Seo of this office on December 17, 2010.  The Staff’s comments and the Fund’s responses are set forth below.

Prospectus

Comment 1:	The response letter to the Staff comments should contain “Tandy representations”.

Response:	We have included Tandy representations with our responses.

Comment 2:
Fees and Expenses of the Fund – Annual Fund Operating Expenses:  In footnote 2, the disclosure regarding the repayment privilege of the Advisor needs to include a statement that the Board must approve any such repayment.

Response:
The Advisor did not reimburse Fund expenses during the Fund’s most recently completed fiscal year pursuant to the expense limitation agreement between the Fund and the Advisor.  The referenced footnote has been deleted from the fee table.  Disclosure regarding the Board’s approval of the Fund’s repayment of reimbursed expenses is included in the Fund’s Statement of Additional Information.

Comment 3:
Fees and Expenses of the Fund – Annual Fund Operating Expenses:  Footnote 2 states that “[b]rokerage fees, interest expenses, taxes and dividend and extraordinary expenses are excluded from the operating expenses subject to the expense limitation agreement.”  Disclosure that, to the extent the Fund has any of these excluded expenses, the total annual fund operating expenses will be increased should be added.

Response:
The Advisor did not reimburse Fund expenses during the Fund’s most recently completed fiscal year pursuant to the expense limitation agreement between the Fund and the Advisor.  The referenced footnote has been deleted from the fee table.

Comment 4:
Fees and Expenses of the Fund – Annual Fund Operating Expenses:  The phrase, “that the expense limitation agreement is not extended beyond its initial term” in the second sentence of the introductory paragraph to the Example should be deleted to conform to the format provided in Item 3 of Form N-1A.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 5:
The Fund’s Principal Investment Strategies: The principal strategies section states that the Fund may invest in securities issued by companies of “any market capitalization”.  However, the principal risks section has disclosure regarding risks of investing in only “smaller companies”.  If the Fund invests in companies of any market capitalization, then the risk disclosure should be expanded to include mid-cap risk, large-cap risk and micro-cap risk.  Otherwise, the principal strategies disclosure should be revised to focus only on small-cap companies.

Response:
The Fund defines a small capitalization company as a company with a market capitalization of less than $1 billion.  This definition includes micro-cap companies.  The Fund has revised its disclosure in response to this comment by disclosing the risks of investing in small-capitalization companies (which includes micro-cap companies), mid-capitalization companies and large-capitalization companies.

Comment 6:
The Fund’s Principal Investment Strategies: The principal strategies section states that the Fund may invest up to 15% of its net assets in the securities of foreign companies.  The Staff considers an investment strategy to be a “principal strategy” when the investment level is 20% or more.  Please confirm that investing in foreign securities is a principal strategy.  If it is a non-principal strategy, it should be deleted from the principal strategies section.

Response:
The Fund confirms that it deems investing in foreign securities to be a principal investment strategy of the Fund.  The Fund is not aware of a regulatory requirement defining a principal strategy as a strategy in which at least 20% of a fund’s total assets is invested.  For example, Item 4(a) of Form N-1A, which requires the disclosure of an investment company’s principal investment strategies, does not contain any percentage thresholds.

Comment 7:
The Fund’s Principal Investment Strategies: If investing in securities of foreign companies is a principal strategy, please confirm whether the Fund invests in issuers in emerging markets.  If it does, a corresponding emerging market risk disclosure should be included in the principal risks section.

Response:	At this time, the Fund does not invest in emerging market securities.

Comment 8:
The Fund’s Principal Investment Strategies: The principal strategies section states that the Fund may invest in real estate investment trusts (“REITs”).  Please confirm that this is a principal strategy.

Response:	The Fund confirms that investing in REITs is currently a principal investment strategy of the Fund.

Comment 9:
The Fund’s Principal Investment Strategies: The principal strategies section states that the Advisor may hold a “significant” portion of the Fund’s portfolio in “cash or cash equivalent” instruments.  Please clarify the disclosure to explain how this strategy helps the Fund to achieve its investment objective of seeking long-term capital appreciation or explain that this strategy is used only in emergency situation.  If investing in cash and cash equivalent instruments is not a principal strategy, this disclosure should be deleted from the principal strategies section.  If it is a principal strategy, a corresponding risk disclosure should be included.

Response:
The Fund has not revised disclosure in response to this comment.  As disclosed in the Prospectus, if market conditions reduce the availability of securities with acceptable valuations, the Fund may, for extended periods, hold larger than usual cash reserves until securities with acceptable valuations become available.

Comment 10:
Principal Risks of Investing in the Fund: Disclosure that rights of common stock holders are subordinate to those of preferred stock holders and debt holders should be included in the risks of investing in common stocks disclosure in this section or in Item 9 disclosure.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 11:	Fund Performance: Please move footnote 1 before the performance table to make it an introductory paragraph to the performance table and de-italicize the font.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 12:
Fund Performance: Form N-1A allows disclosure regarding a second index used in the performance table (Instruction 2(b) to Item 4(b)(2)); however, a description of the primary index is not allowed in the Summary section.  Because Russell 2000 Value Index is the primary index, footnote 2 should be deleted from this section and the disclosure should be relocated after the Summary section.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 13:
Management – Portfolio Managers:  Item 5(b) of Form N-1A requires disclosure of only the name, title, and length of service of the portfolio managers.  Please revise the disclosure in the Summary section to include only the required information.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 14:
Additional Information About the Investment Strategies and Risks of the Fund:  The heading of this section, “Additional Information About the Investment Strategies and Risks of the Fund”, should be revised to specify whether the investment strategies and risks disclosed in this section are principal or non-principal.

Response:
The Fund has not revised disclosure in response to this comment.  The principal investment strategies of the Fund are described in the Summary section of the prospectus.  A summary of the principal risks of investing in the Fund is also included in the Summary section of the prospectus.  The referenced section of the prospectus includes additional information about the investment strategies of the Fund as well as the risks of investing in the Fund.

Comment 15:	Additional Information About the Investment Strategies and Risks of the Fund: To the extent principal strategies are not summarized in Item 4 disclosure, they should be included in Item 9 disclosure.

Response:
The Fund’s principal investment strategies and principal risks are set forth in the Summary section of the prospectus.  Additional information about those strategies and risks has, in certain instances, been included in the section, “Additional Information About the Investment Strategies and Risks of the Fund.”

Comment 16:
Additional Information About the Investment Strategies and Risks of the Fund:  Disclosure of risk factors in this section includes “Risks of Lending Portfolio Securities”.  If securities lending is a principal strategy, disclosure of this strategy and corresponding risk disclosure should be included in the Summary section

Response:	The Fund confirms that securities lending is not currently a principal strategy.

Comment 17:
How to Purchase Shares:  The second sentence of the first paragraph states that “[t]he Fund reserves the right to reject any specific purchase order and to close the Fund to new or existing investors at any time.”  This disclosure should include an explanation of the time frame within which the Fund will inform its shareholders of its decision to reject a purchase order (ex., within 24 hours or 48 hours of the receipt of a purchase order).

Response:	The Fund has not revised the disclosure in response to this comment. The Fund will notify an investor of its rejection of a specific purchase order as soon as practicable under the circumstances.

Comment 18:
Calculation of Net Asset Value/Fair Value Pricing:  The first sentence of the second paragraph under “Calculation of Net Asset Value” section states that fair value will be determined “by the Advisor”.  However, the second sentence of the first paragraph under “Fair Value Pricing” section states that fair value is determined “by the Fund”.  Please revise disclosure in the “Fair Value Pricing” section to make it conform to the previous sentence in the “Calculation of Net Asset Value” section.

Response:	The Fund has revised the disclosure in response to this comment.

Comment 19:	How to Purchase Shares: Please include a statement required under Item 11(a)(3) of Form N-1A.

Response:	The Fund has revised the disclosure in response to this comment.

Comment 20:
How to Redeem Shares – Additional Information Regarding Redemptions of Direct Investments:  The last sentence states that “[i]n unusual circumstances,” the Fund may temporarily suspend redemptions, or postpone the payment of proceeds, as allowed by federal securities laws.  Usually, the phrase used in such a disclosure is “in emergency situation.”

Response:	The Fund has revised the disclosure in response to this comment.

Comment 21:
Additional Information Regarding Purchases and Redemptions – Frequent Purchases and Redemptions of Fund Shares:  In the second to the last paragraph, please include a brief disclosure regarding if the Fund has policies and procedures to address material issues that may come up at the omnibus account level, such as cancelling the account or commencing a review.

Response:
The Fund has not revised the disclosure in response to this comment.  The prospectus currently discloses that “the Fund has entered into agreements with the intermediaries that will require an intermediary to provide the Fund with information, upon the Fund’s request, about shareholders’ identities and their transactions in Fund shares.  These agreements also require a financial intermediary to execute instructions from the Fund to restrict or prohibit further purchases or exchanges of Fund shares by any shareholder identified by the Fund.”  In accordance with this disclosure and depending on the circumstances, the Fund may request a review of the account or specific transactions and based on its assessment of that information take further action (or require the intermediary to take further) as it deems necessary.

Statement of Additional Information

Comment 22:
Additional Information about the Fund’s Investments and Risks: Please confirm in the response letter that only non-principal strategies are disclosed in this section.  If not, the principal strategies should be separated under a separate heading.

Response:
The Fund confirms that additional information about its investment policies, including those related to its principal strategies and non-principal strategies, is disclosed in this section.  The Fund has not revised the disclosure to separate principal strategies from non-principal strategies.  As noted above, the Summary section of the prospectus describes the Fund’s principal investment strategies.

Comment 23:
Additional Information about the Fund’s Investments and Risks: Please confirm in the response letter that any principal strategies and principal risks are also included in the Summary section of the Prospectus.

Response:	The Fund confirms that Fund’s principal strategies and principal risks are described in the Summary section of the Prospectus.

Comment 24:	Additional Information about the Fund’s Investments and Risks: Disclosure of principal strategies and risks should be distinguished from disclosure of non-principal strategies and risks.

Response:
The Fund has not revised the disclosure to separate principal strategies and risks from non-principal strategies and risks.  As noted above, the Summary section of the prospectus describes the Fund’s principal investment strategies and risks.

* * *

We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Young Seo
Young Seo

cc:	Sarah Zhang, CCO
Paul M. Miller